       As filed with the Securities and Exchange Commission on July 15, 2002

                                                      Registration No. 333-87792
                                                                       811-21087


                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             WASHINGTON, D.C. 20549

                    TRANSAMERICA PREFERRED ADVANTAGE VARIABLE
                                     ANNUITY

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933                     X
                         Pre-Effective Amendment No. 2

                        Post-Effective Amendment No.
                                                     ---

                                       and

                          REGISTRATION STATEMENT UNDER
                        THE INVESTMENT COMPANY ACT OF 1940             X
                                  Amendment No. 2

                              SEPARATE ACCOUNT VA L
                           (Exact Name of Registrant)

                       TRANSAMERICA LIFE INSURANCE COMPANY
                               (Name of Depositor)

                             4333 Edgewood Road N.E.
                           Cedar Rapids, IA 52499-0001
              (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: (319) 297-8468

                               Frank A. Camp, Esq.
                       Transamerica Life Insurance Company
                            4333 Edgewood Road, N.E.
                           Cedar Rapids, IA 52499-4240
                     (Name and Address of Agent for Service)

                                    Copy to:
                           Frederick R. Bellamy, Esq.
                       Sutherland, Asbill and Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

Title of Securities Being Registered: Flexible Premium Variable Annuity Policies
------------------------------------

Approximate Date of Proposed Public Offering:
--------------------------------------------

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus, Statement of Additional Information and Exhibits of Separate Account VA L are hereby incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 Registration Statement (333-87792 and 811-21087) filed on July 11, 2002.

                        TRANSAMERICA PREFERRED ADVANTAGE
                                VARIABLE ANNUITY

                                    Issued by

                       TRANSAMERICA LIFE INSURANCE COMPANY

                         Supplement Dated July 15, 2002
                                     to the
                         Prospectus dated July 15, 2002

The following hereby supplements the information on page 10:

     * During the income phase the fees may be different than those described in the Fee Table. See Section 5, Expenses.

PART C    OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      (a) Financial Statements

          All required financial statements are included in Part B of this Registration Statement.

      (b) Exhibits:

          (1)  (a)    Resolution of the Board of Directors of Transamerica Life
                      Insurance Company authorizing establishment of the Mutual
                      Fund Account. Note 5.

          (2)         Not Applicable.

          (3)  (a)    Form of Amended and Reinstated Principal Underwriting
                      Agreement by and between AFSG Securities Corporation and Transamerica Life Insurance Company on its behalf and on behalf of the Mutual Fund Account, and AFSG Securities
                      Corporation. Note 7.

          (3)  (a)(1) Amendment to Principal Underwriting Agreement. Note 8.

               (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 5.

          (4)  (a)    Form of Policy. Note 8.

               (b)    Form of Policy Rider (Managed Annuity Program). Note 1.

               (c)    Form of Policy Rider (Beneficiary Earnings Enhancement).
                      Note 2.

               (d) Form of Policy Rider (Beneficiary Earnings Enhancement - Extra). Note 8.

               (e)    Form of Policy Rider (Initial Payment Guarantee). Note 3.

               (f)    Form of Policy Rider (Liquidity Rider). Note 8.

          (5)  (a)    Form of Application. Note 8.

          (6)  (a)    Articles of Incorporation of Transamerica Life Insurance
                      Company. Note 4.

               (b)    ByLaws of Transamerica Life Insurance Company. Note 4.

          (7)         Not Applicable.

          (8)  (a)    Form of Participation Agreements. Note 8.

          (9)         Opinion and Consent of Counsel. Note 5.

          (10) (a)    Consent of Independent Auditors. Note 6.

               (b)    Opinion and Consent of Actuary. Note 5.

          (11)        Not applicable.

          (12)        Not applicable.

          (13)        Performance Data Calculations. Note 8.

          (14)        Powers of Attorney. (P.S. Baird, C.D. Vermie, L.N.
                          Norman, D.C. Kolsrud, R.J. Kontz, B.K. Clancy) Note 5. (C. H. Garrett, A. C. Schneider) Note 6.

Note 1. Incorporated herein by reference to Post-Effective Amendment No. 26 to form N-4 Registration Statement (File No. 33-33085) on October 2, 2001.

Note 2. Incorporated herein by reference to Post-Effective Amendment No. 10 to form N-4 Registration Statement (File No. 333-07509) on April 30, 2001.

Note 3. Incorporated herein by reference to Post-Effective Amendment No. 25 to form N-4 Registration Statement (File No. 33-33085) on April 27, 2001.

Note 4. Incorporated herein by reference to initial filing of form N-4 Registration Statement (File No. 333-62738) on June 11, 2001.

Note 5. Filed with initial filing of this Form N-4 Registration Statement (File No. 333-87792) on May 8, 2002.

Note 6. Filed with Pre-Effective Amendment No. 1 to this form N-4 Registration Statement (File No. 333-87792) on July 11, 2002.

Note 7. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the N-4 Registration Statement filed on May 20, 2002 (File No. 333-76230).

Note 8.   Filed herewith.

Item 25. Directors and Officers of the Depositor (Transamerica Life Insurance Company)


 Name and Business Address        Principal Positions and Offices with Depositor
 -------------------------        ----------------------------------------------
 Larry N. Norman                  Director, Chairman of the Board and President
 4333 Edgewood Road, N.E.
 Cedar Rapids, Iowa 52499-0001

 Christopher H. Garrett           Director, Vice President and Actuary
 4333 Edgewood Road, N.E.
 Cedar Rapids, Iowa 52499-0001

 Craig D. Vermie                  Director, Vice President, Secretary and General
 4333 Edgewood Road, N.E.         Counsel
 Cedar Rapids, Iowa 52499-0001

 Arthur C. Schneider              Director, and Vice President
 4333 Edgewood Road, N.E.
 Cedar Rapids, Iowa 52499-0001

 Robert J. Kontz                  Vice President and Corporate Controller
 4333 Edgewood Road, N.E.
 Cedar Rapids, Iowa 52499-0001

 Brenda K. Clancy                 Director, Vice President, Treasurer and
 4333 Edgewood Road, N.E.         Chief Financial Officer
 Cedar Rapids, Iowa 52499-0001

Item 26. Persons Controlled by or under Common Control With the Depositor or Registrant.

Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business

AEGON USA, Inc.                          Iowa                  AEGON U.S. Holding Corporation,     Holding company
                                                               AEGON U.S. Corporation

RCC North America, L.L.C.                Delaware              100% AEGON USA, Inc.                Real estate

Transamerica Holding Company, L.L.C.     Delaware              100% AEGON USA, Inc.                Holding Company

AEGON Funding Corp.                      Delaware              100% Transamerica Holding           Issue debt
                                                               Company, L.L.C.                     securities-net proceeds
                                                                                                   used to make loans to
                                                                                                   affiliates

First AUSA Life Insurance Company        Maryland              100% Transamerica Holding           Insurance holding company
                                                               Company, L.L.C.

AUSA Life Insurance Company, Inc.        New York              100% First AUSA Life Insurance      Insurance
                                                               Company

Life Investors Insurance Company of      Iowa                  100% First AUSA Life Ins. Co.       Insurance
America

Apple Partners of Iowa, L.L.C.           Iowa                  100% LICCA                          Apple production,
                                                                                                   packing, storage and
                                                                                                   sales

Life Investors Alliance, LLC             Delaware              100% LIICA                          Purchase, own, and hold
                                                                                                   the equity interest of
                                                                                                   other entities

Transamerica Life Insurance Company      Iowa                  100% First AUSA Life Ins. Co.       Insurance

AEGON Financial Services Group, Inc.     Minnesota             100% Transamerica Life Insurance    Marketing
                                                               Co.

AEGON Assignment Corporation of          Kentucky              100% AEGON Financial Services       Administrator of
Kentucky                                                       Group, Inc.                         structured settlements

AEGON Assignment Corporation             Illinois              100% AEGON Financial Services       Administrator of
                                                               Group, Inc.                         structured settlements

Transamerica Financial Institutions,     Minnesota             100% AEGON Financial Services       Life insurance and
Inc.                                                           Group, Inc.                         underwriting services

Southwest Equity Life Ins. Co.           Arizona               100% of Common Voting Stock First   Insurance
                                                               AUSA Life Ins. Co.

Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business

Iowa Fidelity Life Insurance Co.         Arizona               100% of Common Voting Stock First   Insurance
                                                               AUSA Life Ins. Co.

Western Reserve Life Assurance Co. of    Ohio                  100% First AUSA Life Ins. Co.       Insurance
Ohio

WRL Insurance Agency, Inc.               California            100% Western Reserve Life           Insurance Agency
                                                               Assurance Co. of Ohio

WRL Insurance Agency of Alabama, Inc.    Alabama               100% WRL Insurance Agency, Inc.     Insurance Agency

WRL Insurance Agency of Massachusetts,   Massachusetts         100% WRL Insurance Agency, Inc.     Insurance Agency
Inc.

WRL Insurance Agency of Nevada, Inc.     Nevada                100% WRL Insurance Agency, Inc.     Insurance Agency

WRL Insurance Agency of Texas, Inc.      Texas                 Record shareholder Daniel DeMarco   Insurance Agency

WRL Insurance Agency of Wyoming          Wyoming               100% WRL Insurance Agency, Inc.     Insurance Agency

AEGON/Transamerica Series Fund, Inc.     Maryland              Various                             Mutual fund

AEGON/Transamerica Fund Services, Inc.   Florida               100% Western Reserve Life           Provides administration
                                                               Assurance Co. of Ohio               for affiliated mutual
                                                                                                   fund

AEGON/Transamerica Fund Advisors, Inc.   Florida               100% Western Reserve Life           Registered investment
                                                               Assurance Co. of Ohio               advisor

World Financial Group Insurance          California            100% Western Reserve Life           Insurance agency
Agency, Inc.                                                   Assurance Co. of Ohio

World Financial Group Insurance Agency   Alabama               100% World Financial Group          Insurance Agency
of Alabama, Inc.                                               Insurance Agency, Inc.

World Financial Group Insurance Agency   Ohio                  100% World Financial Group          Insurance agency
of Ohio, Inc.                                                  Insurance Agency, Inc.

World Financial Group Insurance Agency   Massachusetts         100% World Financial Group          Insurance Agency
of Massachusetts, Inc.                                         Insurance Agency, Inc.

WFG Insurance Agency of Texas, Inc.      Texas                 Record Shareholder Jack Linder      Insurance Agency

World Financial Group Insurance Agency   Hawaii                100% World Financial Group          Insurance Agency
of Hawaii, Inc.                                                Insurance Agency, Inc.


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business

World Financial Group Insurance Agency   Nevada                100% World Financial Group          Insurance Agency
of Nevada, Inc.                                                Insurance Agency, Inc.

World Financial Group Insurance Agency   New Mexico            100% World Financial Group          Insurance Agency
of New Mexico, Inc.                                            Insurance Agency, Inc.

World Financial Group Insurance Agency   Wyoming               100% World Financial Group          Insurance Agency
of Wyoming                                                     Insurance Agency, Inc.

AEGON Equity Group, Inc.                 Florida               100% Western Reserve Life           Insurance Agency
                                                               Assurance Co. of Ohio

Monumental General Casualty Co.          Maryland              100% First AUSA Life Ins. Co.       Insurance

United Financial Services, Inc.          Maryland              100% First AUSA Life Ins. Co.       General agency

Bankers Financial Life Ins. Co.          Arizona               100% First AUSA Life Ins. Co.       Insurance

The Whitestone Corporation               Maryland              100% First AUSA Life Ins. Co.       Insurance agency

Cadet Holding Corp.                      Iowa                  100% First AUSA Life Insurance      Holding company
                                                               Company

Monumental General Life Insurance        Puerto Rico           51% First AUSA Life Insurance       Insurance
Company of Puerto Rico                                         Company
                                                               49% Baldrich & Associates of
                                                               Puerto Rico

AUSA Holding Company                     Maryland              100% Transamerica Holding Company   Holding company

Monumental General Insurance Group,      Maryland              100% AUSA Holding Co.               Holding company
Inc.

Trip Mate Insurance Agency, Inc.         Kansas                100% Monumental General Insurance   Sale/admin. of travel
                                                               Group, Inc.                         insurance

Monumental General Administrators, Inc.  Maryland              100% Monumental General Insurance   Provides management
                                                               Group, Inc.                         srvcs. to unaffiliated
                                                                                                   third party administrator

National Association Management And      Maryland              100% Monumental General             Provides actuarial
Consultant Services, Inc.                                      Administrators, Inc.                consulting services

Monumental General Mass Marketing, Inc.  Maryland              100% Monumental General Insurance   Marketing arm for sale
                                                               Group, Inc.                         of mass marketed
                                                                                                   insurance coverages

Transamerica Capital, Inc.               California            100% AUSA Holding Co.               Broker/Dealer


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business

Universal Benefits Corporation           Iowa                  100% AUSA Holding Co.               Third party administrator

Investors Warranty of America, Inc.      Iowa                  100% AUSA Holding Co.               Provider of automobile
                                                                                                   extended maintenance
                                                                                                   contracts

Massachusetts Fidelity Trust Co.         Iowa                  100% AUSA Holding Co.               Trust company

Money Services, Inc.                     Delaware              100% AUSA Holding Co.               Provides financial
                                                                                                   counseling for employees
                                                                                                   and agents of affiliated
                                                                                                   companies

ADB Corporation, L.L.C.                  Delaware              100% Money Services, Inc.           Special purpose limited
                                                                                                   Liability company

ORBA Insurance Services, Inc.            California            26.91% Money Services, Inc.         Insurance agency

Great Companies L.L.C.                   Iowa                  30% Money Services, Inc.            Markets & sells mutual
                                                                                                   funds & individually
                                                                                                   managed accounts

AEGON USA Travel and Conference          Iowa                  100% Money Services                 Travel and Conference
Services, L.L.C.                                                                                   Services

Roundit, Inc.                            Maryland              50% AUSA Holding Co.                Financial services

Zahorik Company, Inc.                    California            100% AUSA Holding Co.               Broker-Dealer

ZCI, Inc.                                Alabama               100% Zahorik Company, Inc.          Insurance agency

Zahorik Texas, Inc.                      Texas                 100% Zahorik Company, Inc.          Insurance agency

Long, Miller & Associates, L.L.C.        California            33-1/3% AUSA Holding Co.            Insurance agency

AEGON Asset Management Services, Inc.    Delaware              100% AUSA Holding Co.               Registered investment
                                                                                                   advisor

World Group Securities, Inc.             Delaware              100% AEGON Asset Management         Broker-Dealer
                                                               Services, Inc.

World Financial Group, Inc.              Delaware              100% AEGON Asset Management         Marketing
                                                               Services, Inc.

Intersecurities, Inc.                    Delaware              100% AUSA Holding Co.               Broker-Dealer

Associated Mariner Financial Group,      Michigan              100% Intersecurities, Inc.          Holding co./management
Inc.                                                                                               services



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business

Associated Mariner Ins. Agency of        Massachusetts         100% Associated Mariner Agency,     Insurance agency
Massachusetts, Inc.                                            Inc.

Associated Mariner Agency Ohio, Inc.     Ohio                  100% Associated Mariner Agency,     Insurance agency
                                                               Inc.

Associated Mariner Agency Texas, Inc.    Texas                 100% Associated Mariner Agency,     Insurance agency
                                                               Inc.

PIA General Partner, Inc.                Delaware              100% AUSA Holding Company           General Partner to PIA
                                                                                                   2001-A, L.P.

PIA 2001-A, L.P.                         Delaware              PIA General, Inc. is the General    Private placement
                                                               Partner                             investment limited
                                                                                                   partnership

Idex Investor Services, Inc.             Florida               100% AUSA Holding Co.               Shareholder services

Idex Management, Inc.                    Delaware              100% AUSA Holding Co.               Investment advisor

IDEX Mutual Funds                        Massachusetts         Various                             Mutual fund

Diversified Investment Advisors, Inc.    Delaware              100% AUSA Holding Co.               Registered investment
                                                                                                   advisor

Diversified Investors Securities Corp.   Delaware              100% Diversified Investment         Broker-Dealer
                                                               Advisors, Inc.

George Beram & Company, Inc.             Massachusetts         100% Diversified Investment         Employee benefit and
                                                               Advisors, Inc.                      actuarial consulting

Creditor Resources, Inc.                 Michigan              100% AUSA Holding Co.               Credit insurance

CRC Creditor Resources Canadian Dealer   Canada                100% Creditor Resources, Inc.       Insurance agency
Network Inc.

Premier Solutions Group, Inc.            Maryland              100% Creditor Resources, Inc.       Insurance agency

AEGON USA Investment Management, LLC.    Iowa                  100% Transamerica Holding           Investment advisor
                                                               Company, L.L.C.

AEGON USA Realty Advisors, Inc.          Iowa                  100% AUSA Holding Co.               Provides real estate
                                                                                                   administrative and real
                                                                                                   estate investment
                                                                                                   services

AEGON USA Real Estate Services, Inc.     Delaware              100% AEGON  USA Realty Advisors,    Real estate and mortgage
                                                               Inc.                                holding company



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business

QSC Holding, Inc.                        Delaware              100% AEGON USA Realty Advisors,     Real estate and
                                                               Inc.                                financial software
                                                                                                   production and sales

Realty Information Systems, Inc.         Iowa                  100% AEGON USA Realty Advisors,     Information Systems for
                                                               Inc                                 real estate investment
                                                                                                   management

USP Real Estate Investment Trust         Iowa                  12.89% First AUSA Life Ins. Co.     Real estate investment
                                                               13.11% PFL Life Ins. Co.            trust
                                                               4.86% Bankers United Life
                                                               Assurance Co.

RCC Properties Limited Partnership       Iowa                  AEGON USA Realty Advisors, Inc.     Limited Partnership
                                                               is General Partner and 5% owner

Commonwealth General Corporation         Delaware              100% AEGON U.S. Corporation         Holding company
("CGC")

AFSG  Securities Corporation             Pennsylvania          100% CGC                            Broker-Dealer

Benefit Plans, Inc.                      Delaware              100% CGC                            TPA for Peoples Security
                                                                                                   Life Insurance Company

AEGON Alliances, Inc.                    Virginia              100% Benefit Plans, Inc.            General agent

Capital 200 Block Corporation            Delaware              100% CGC                            Real estate holdings

AEGON Structured Settlements, Inc.       Kentucky              100% CGC                            Administrator of
                                                                                                   structured settlements

AEGON Institutional Markets, Inc.        Delaware              100% CGC                            Provider of investment,
                                                                                                   marketing and admin.
                                                                                                   Services to ins. cos.

Ampac Insurance Agency, Inc.             Pennsylvania          100% CGC                            Provider of management
(EIN 23-1720755)                                                                                   support services

Compass Rose Development Corporation     Pennsylvania          100% Ampac Insurance Agency, Inc.   Special-purpose
                                                                                                   subsidiary

Financial Planning Services, Inc.        Dist. Columbia        100% Ampac Insurance Agency, Inc.   Special-purpose
                                                                                                   subsidiary

Frazer Association Consultants, Inc.     Illinois              100% Ampac Insurance Agency, Inc.   TPA license-holder



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
National Home Life Corporation           Pennsylvania          100% Ampac Insurance Agency, Inc.   Special-purpose
                                                                                                   subsidiary

Valley Forge Associates, Inc.            Pennsylvania          100% Ampac Insurance Agency, Inc.   Furniture & equipment
                                                                                                   lessor

Veterans Benefits Plans, Inc.            Pennsylvania          100% Ampac Insurance Agency, Inc.   Administrator of group
                                                                                                   insurance programs

Veterans Insurance Services, Inc.        Delaware              100% Ampac Insurance Agency, Inc.   Special-purpose
                                                                                                   subsidiary

Academy Insurance Group, Inc.            Delaware              100% CGC                            Holding company

Academy Life Insurance Co.               Missouri              100% Academy Insurance Group, Inc.  Insurance company

Pension Life Insurance Company of        New Jersey            100% Academy Life Insurance         Insurance company
America                                                        Company

FED Financial, Inc.                      Delaware              100% Academy Insurance Group, Inc.  Special-purpose
                                                                                                   subsidiary

Ammest Massachusetts Insurance Agency,   Massachusetts         100% Academy Insurance Group, Inc.  Special-purpose
Inc.                                                                                               subsidiary

Ammest Realty, Inc.                      Pennsylvania          100% Academy Insurance Group, Inc.  Special-purpose
                                                                                                   subsidiary

Ampac,  Inc.                             Texas                 100% Academy Insurance Group, Inc.  Managing general agent

Ampac Insurance Agency, Inc.             Pennsylvania          100% Academy Insurance Group, Inc.  Special-purpose
(EIN 23-2364438)                                                                                   subsidiary

Force Financial Group, Inc.              Delaware              100% Academy Insurance Group, Inc.  Special-purpose
                                                                                                   subsidiary

Force Financial Services, Inc.           Massachusetts         100% Force Fin. Group, Inc.         Special-purpose
                                                                                                   subsidiary

Military Associates, Inc.                Pennsylvania          100% Academy Insurance Group, Inc.  Special-purpose
                                                                                                   subsidiary

NCOAA Management Company                 Texas                 100% Academy Insurance Group, Inc.  Special-purpose
                                                                                                   subsidiary

NCOA Motor Club, Inc.                    Georgia               100% Academy Insurance Group, Inc.  Automobile club


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Unicom Administrative Services, Inc.     Pennsylvania          100% Academy Insurance Group, Inc.  Provider of admin.
                                                                                                   services

Unicom Administrative Services, GmbH     Germany               100% Unicom Administrative          Provider of admin.
                                                               Services, Inc.                      services

Capital General Development Corporation  Delaware              100% CGC                            Holding company

Monumental Life Insurance Company        Maryland              73.23% Capital General              Insurance company
                                                               Development Company
                                                               26.77% First AUSA Life Insurance
                                                               Company

Exchange Management Services, Inc.       Missouri              100% Monumental Life Insurance      Management company
                                                               Company

AEGON Direct Marketing Services, Inc.    Maryland              100% Monumental Life Insurance      Marketing company
                                                               Company

Peoples Benefit Life Insurance Company   Iowa                  3.7% CGC                            Insurance company
                                                               20.0% Capital Liberty, L.P.
                                                               76.3% Monumental Life Insurance
                                                               Company

Veterans Life Insurance Co.              Illinois              100% Transamerica Holding           Insurance company
                                                               Company, L.L.C.

Peoples Benefit Services, Inc.           Pennsylvania          100% Veterans Life Ins. Co.         Special-purpose
                                                                                                   subsidiary

Coverna Direct Insurance Insurance       Maryland              100% Peoples Benefit Life           Insurance agency
Agency, Inc.                                                   Insurance Company

Ammest Realty Corporation                Texas                 100% Monumental Life Insurance      Special purpose
                                                               Company                             subsidiary

JMH Operating Company, Inc.              Mississippi           100% Peoples Benefit Life           Real estate holdings
                                                               Insurance Company

Capital Liberty, L.P.                    Delaware              99.0% Monumental Life Insurance     Holding Company
                                                               Company
                                                               1.0% CGC

Consumer Membership Services, Inc.       Delaware              100% Commonwealth General           Credit Card Protection
                                                               Corporation

Global Premier Reinsurance Company,      British Virgin        100% Commonwealth General           Insurance and
LTD.                                     Islands               Corporation                         Reinsurance company


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Health Benefits Services, Inc.           Delaware              100% Commonwealth General           Health discount plan
                                                               Corporation

Quest Membership Services, Inc.          Delaware              100% Commonwealth General           Travel discount plan
                                                               Corporation

Stonebridge Group, Inc.                  Delaware              100% Commonwealth General           General purpose
                                                               Corporation                         corporation

J.C. Penney Life Insurance Corporation   Vermont               100% Commonwealth General           Insurance
                                                               Corporation

Stonebridge Insurance Company            Wisconsin             100% J.C. Penney Life Insurance     Insurance
                                                               Company

Insurance Consultants, Inc.              Nebraska              100% Commonwealth General           Brokerage
                                                               Corporation

ICON Partners Limited                    United Kingdom        100% Insurance Consultants, Inc.    Marketing company

J.C. Penney Casualty Insurance Company   Ohio                  100% Commonwealth General           Insurance
                                                               Corporation

AEGON N.V.                               Netherlands           51.27% of Vereniging                Holding Company
                                                               AEGON Netherlands
                                                               Membership Association

Groninger Financieringen B.V.            Netherlands           Held through AEGON Nevak Holding    Holding Company
                                                               B.V.

AEGON Nederland N.V.                     Netherlands           100% AEGON N.V.                     Holding Company

AEGON Nevak Holding B.V.                 Netherlands           100% AEGON N.V.                     Holding Company

AEGON Derivatives                        Netherlands           100% AEGON N.V.                     Holding Company

AEGON International N.V.                 Netherlands           100% AEGON N.V.                     Holding Company

AEGON Trust Advisory Board Members:      Delaware              100% AEGON International N.V.       Manage assets of AEGON

K.J. Storm                                                                                         U.S. Holding Corporation
Donald J. Shepard
Joseph Streppel
Dennis Hersch

AEGON U.S. Holding Corporation           Delaware              100% AEGON Trust                    Holding company

AEGON DMS Holding B.V.                   Netherlands           100% AEGON International N.V.       Holding company

JCPenney Financial & Marketing           Korea                 100% AEGON DMS Holding B.V.         Marketing
Services Group LTD

Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
JCPenney Direct Marketing Services       Japan                 100% AEGON DMS Holding B.V.         Marketing
Japan K.K.

Canadian Premier Holdings LTD            Canada                100% AEGON DMS Holding B.V.         Holding company

Canadian Premier Life Insurance Company  Canada                100% Canadian Premier Holdings LTD  Holding company

Legacy General Insurance Company         Canada                100% Canadian Premier Life          Insurance
                                                               Insurance Company

Cornerstone International Holdings LTD   United Kingdom        100% AEGON DMS Holding B.V.         Holding company

Cornerstone International Marketing LTD  United Kingdom        100% Cornerstone International      Marketing company
                                                               Holdings, LTD

Stonebridge International Insurance LTD  United Kingdom        100% Cornerstone International      Insurance company
                                                               Marketing, LTD

JCPenney Direct Asia Pacific Pty LTD     Australia             100% AEGON DMS Holding B.V.         Holding company

JCPenney Direct Service Asia Pacific     Australia             100% JCPenney Direct Asia Pacific   Operations company
Pty LTD                                                        Pty LTD

JCPenney Insurance Marketing Asia        Australia             100% JCPenney Direct Asia Pacific   Marketing company
Pacific Pty LTD                                                Pty LTD

Short Hills Management Company           New Jersey            100% AEGON U.S. Holding             Insurance Agent
                                                               Corporation

COPRA Reinsurance Company                New York              100% AEGON U.S.                     Reinsurance
                                                               Holding Corporation

AEGON Management Company                 Indiana               100% AEGON U.S.                     Insurance holding company
                                                               Holding Corporation

AEGON U.S. Corporation                   Iowa                  100% AEGON U.S. Holding             Holding company
                                                               Corporation

Transamerica Corporation ("TAC")         Delaware              100% AEGON NV                       Major interest in
                                                                                                   insurance and finance

AEGON Funding Corp. II                   Delaware              100% TAC                            Commercial paper
                                                                                                   insurance

Transamerica Pacific Insurance           Hawaii                100% TAC                            Life insurance
Company, Ltd.


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
TREIC Enterprises, Inc.                  Delaware              100% TFC                            Investments

Terrapoint, LLC                          Delaware              50% TREIC Enterprises, Inc.         Data Processing

ARC Reinsurance Corporation              Hawaii                100% Transamerica Corp.             Property & Casualty
                                                                                                   Insurance

Inter-America Corporation                California            100% Transamerica Corp.             Insurance Broker

Pyramid Insurance Company, Ltd.          Hawaii                100% Transamerica Corp.             Property & Casualty
                                                                                                   Insurance

Transamerica Business Tech Corp.         Delaware              100% Transamerica Corp.             Telecommunications and
                                                                                                   data processing

Transamerica CBO I, Inc.                 Delaware              100% Transamerica Corp.             Owns and manages a pool
                                                                                                   of high-yield bonds

Transamerica Corporation (Oregon)        Oregon                100% Transamerica Corp.             Name holding only -
                                                                                                   Inactive

Transamerica Finance Corp.               Delaware              100% Transamerica Corp.             Commercial & Consumer
                                                                                                   Lending & equipment
                                                                                                   leasing

Transamerica Public Finance, LLC         Delaware              70% TCFCI, 30% TFC                  Finance

TFC Properties, Inc.                     Delaware              100% Transamerica Finance Corp.     Holding Company

Transamerica Retirement Communities,     Delaware              100% TFC Properties, Inc.           Own property
S.F., Inc.

Transamerica Retirement Communities,     Delaware              100% TFC Properties, Inc.           Own property
S.J., Inc.

TA Leasing Holding Co., Inc.             Delaware              100% Transamerica Finance Corp.     Holding company

Trans Ocean Ltd.                         Delaware              100% TA Leasing Holding Co. Inc.    Holding company

Trans Ocean Container Corp. ("TOCC")     Delaware              100% Trans Ocean Ltd.               Intermodal leasing

SpaceWise Inc.                           Delaware              100% TOCC                           Intermodal leasing

Trans Ocean Container Finance Corp.      Delaware              100% TOL                            Intermodal leasing


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Trans Ocean Leasing Deutschland GmbH     Germany               100% TOCC                           Intermodal leasing

Trans Ocean Leasing PTY Ltd.             Austria               100% TOCC                           Intermodal leasing

Trans Ocean Management S.A.              Switzerland           100% TOCC                           Intermodal leasing

Trans Ocean Regional Corporate Holdings  California            100% TOCC                           Holding company

Trans Ocean Tank Services Corp.          Delaware              100% TOCC                           Intermodal leasing

Transamerica Leasing Inc.                Delaware              100% TA Leasing Holding Co.         Leases & Services
                                                                                                   intermodal equipment

Transamerica Leasing Holdings Inc.       Delaware              100% Transamerica Leasing Inc.      Holding company
("TLHI")

Greybox Logistics Services Inc.          Delaware              100% TLHI                           Intermodal leasing

Greybox L.L.C. ("G")                     Delaware              100% TLHI                           Intermodal freight
                                                                                                   container interchange
                                                                                                   facilitation service

Transamerica Trailer Leasing S.N.C.      France                100% Greybox L.L.C.                 Leasing

Greybox Services Limited                 U.K.                  100% TLHI                           Intermodal leasing

Intermodal Equipment, Inc.               Delaware              100% TLHI                           Intermodal leasing

Transamerica Leasing N.V.                Belg.                 100% Intermodal Equipment Inc.      Leasing

Transamerica Leasing SRL                 Italy                 100% Intermodal Equipment Inc.      Leasing

Transamerica Distribution Services,      Delaware              100% TLHI                           Dormant
Inc.

Transamerica Leasing Coordination        Belg.                 100% TLHI                           Leasing
Center

Transamerica Leasing do Brasil Ltda.     Braz.                 100% TLHI                           Container Leasing

Transamerica Leasing GmbH                Germany               100% TLHI                           Leasing

Transamerica Trailer Leasing Sp. z.o.o   Poland                100% TLHI                           Leasing

Transamerica Leasing Limited             U.K.                  100% TLHI                           Leasing


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
ICS Terminals (UK) Limited               U.K.                  100% Transamerica Leasing Limited   Leasing

Transamerica Leasing Pty. Ltd.           Australia             100% TLHI                           Leasing

Transamerica Leasing (Canada) Inc.       Canada                100% TLHI                           Leasing

Transamerica Leasing (HK) Ltd.           H.K.                  100% TLHI                           Leasing

Transamerica Leasing (Proprietary)       S. Africa             100% TLHI                           In Liquidation -
Limited                                                                                            Intermodal leasing

Transamerica Trailer Holdings I Inc.     Delaware              100% TLHI                           Holding company

Transamerica Trailer Holdings II Inc.    Delaware              100% TLHI                           Holding company

Transamerica Trailer Holdings III Inc.   Delaware              100% TLHI                           Holding company

Transamerica Trailer Leasing AB          Swed.                 100% TLHI                           Leasing

Transamerica Trailer Leasing AG          Switzerland           100% TLHI                           Leasing

Transamerica Trailer Leasing A/S + C66   Denmark               100% TLHI                           Leasing

Transamerica Trailer Leasing GmbH        Germany               100% TLHI                           Leasing

Transamerica Trailer Leasing (Belgium)   Belgium               100% TLHI                           Leasing
N.V.

Transamerica Trailer Leasing             Netherlands           100% TLHI                           Leasing
(Netherlands) B.V.

Transamerica Alquiler de Trailer Spain   Spain                 100% TLHI                           Leasing
S.L.

Transamerica Transport Inc.              New Jersey            100% TLHI                           Dormant

Transamerica Commercial Finance          Delaware              100% Transamerica Finance           Holding company
Corporation, I ("TCFCI")                                       Corp.

Transamerica Equipment Financial         Delaware              100% TCFCI                          Investment in Various
Services Corporation                                                                               equipment leases and
                                                                                                   loans

BWAC Credit Corporation                  Delaware              100% TCFCI                          Inactive

BWAC International Corporation           Delaware              100% TCFCI                          Retail Appliance and
                                                                                                   furniture stores


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
BWAC Twelve, Inc.                        Delaware              100% TCFCI                          Holding company

TIFCO Lending Corporation                Illinois              100% BWAC Twelve, Inc.              General financing

Transamerica Insurance Finance           Maryland              100% BWAC Twelve, Inc.              Insurance premium
Corporation ("TIFC")                                                                               financing

Transamerica Insurance Finance           California            100% TIFC                           Insurance premium
Corporation, California

Transamerica Insurance Finance Company   Maryland              100% TIFC                           Insurance premium
(Europe)

Transamerica Insurance Finance           Ontario               100% TIFC                           Insurance premium
Corporation, Canada                                                                                financing

T Holdings, Inc.                         DE                    100% TCFCI                          Holding Company

M Credit, Inc.                           Delaware              100% TCFCI                          Commercial lending

Transamerica Mezzanine Financing, Inc.   Delaware              100% T Holdings, Inc.               Holding company

Bay Capital Corporation                  Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

Coast Funding Corporation                Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

Transamerica Small Business Capital,     Delaware              100% M Credit, Inc.                 Holding company
Inc. ("TSBC")

Emergent Business Capital Holdings,      Delaware              100% TSBC                           Dormant
Inc.

Gulf Capital Corporation                 Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

Direct Capital Equity Investment, Inc.   Delaware              100% M Credit, Inc.                 Small business loans

TA Air East, Corp.                       Delaware              100% TEFSC                          Special purpose
                                                                                                   corporation

TA Air I, Corp.                          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air II, Corp.                         Delaware              100% TEFS                           Special purpose
                                                                                                   corporation



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
TA Air III, Corp.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air IV, Corp.                         Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air V, Corp.                          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air VI, Corp.                         Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air VII, Corp.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air VIII, Corp.                       Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air IX, Corp.                         Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air X, Corp.                          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XI, Corp.                         Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XII, Corp.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XIII, Corp.                       Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XIV, Corp.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XV, Corp.                         Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XVI, Corp.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XVII, Corp.                       Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XVIII, Corp.                      Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Air XIX, Corp.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Transamerica Aviation 803 Corp.          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

Transamerica Aviation 400 Corp.          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

Transamerica Aviation 429/448 Corp.      Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

Transamerica Aviation 630 Corp.          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Steel I, LLC                          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

Transamerica Aviation 24245/24246 Corp.  Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Heli I, Inc.                          Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Marine I, Inc.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Marine II, Inc.                       Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Marine IV, Inc.                       Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Marine VI, Inc.                       Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Marine V, Inc.                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Marine III, Corp.                     Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TA Public Finance Air I, Corp.           Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

TBC I, Inc.                              Delaware              100% T Holdings, Inc.               Special purpose
                                                                                                   corporation

Facta, LLP                               Delaware              100% TBC I, Inc.                    Commercial finance

TBC III, Inc.                            Delaware              100% T Holdings, Inc.               Special purpose
                                                                                                   corporation

Transcap Trade Finance                   Delaware              100% TBC III, Inc.                  Commercial finance



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
TBC IV, Inc.                             Delaware              100% T Holdings, Inc.               Special purpose
                                                                                                   corporation

Transamerica Commercial Real Estate      Delaware              100% T Holdings, Inc.               Bridge financing
Finance, LLC

TBC V, Inc.                              Delaware              100% T Holdings, Inc.               Special purpose
                                                                                                   corporation

Breakthrough Funding LLP                 Delaware              100% TBC V, Inc.                    Commercial finance

TBC Tax I, Inc.                          Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax II, Inc.                         Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax III, Inc.                        Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax IV, Inc.                         Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax V, Inc.                          Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax VI, Inc.                         Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax VII, Inc.                        Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax VIII, Inc.                       Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

TBC Tax IX, Inc.                         Delaware              100% M Credit, Inc.                 Special purpose
                                                                                                   corporation

The Plain Company                        Delaware              100% TEFS                           Special purpose
                                                                                                   corporation

Transamerica Distribution Finance        Delaware              100% TCFCI                          Holding company
Corporation ("TDFC")

Transamerica Accounts Holding Corp.      Delaware              100% TDFC                           Holding company

ARS Funding Corporation                  Delaware              100% Transamerica Accounts          Dormant
                                                               Holding Corporation


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Transamerica Commercial Finance          Delaware              100% TIFC                           Finance company
Corporation ("TCFC")

Transamerica Acquisition Corporation,    Canada                100% TCFCC                          Holding company
Canada

Transamerica Distribution Finance        Delaware              100% TCFC                           Commercial Finance
Corporation - Overseas, Inc. ("TDFOI")

TDF Mauritius Limited                    Mauritius             100% TDFOI                          Mauritius holding company

Transamerica Apple Distribution          India                 69.94% TDF-Mauritius, Limited       Transamerica
Finance Public Limited                                                                             Distribution Finance
                                                                                                   Joint Venture

Inventory Funding Trust                  Delaware              100% TCFC                           Delaware Business Trust

Inventory Funding Company, LLC           Delaware              100% Inventory Funding Trust        Holding company

TCF Asset Management Corporation         Colorado              100% TCFC                           A depository for
                                                                                                   foreclosed real and
                                                                                                   personal property

Transamerica Distribution Finance        Illinois              100% TCFC                           Special purpose
Insurance Services, Inc.                                                                           corporation

Transamerica Distribution Finance        Mexico                99% TCFC                            Inactive
Factorje S.A. DE C.V.

Transamerica Joint Ventures, Inc.        Delaware              100% TCFC                           Holding company

Amana Finance                            Illinois              50% Transamerica Joint Ventures,    Commercial finance
                                                               Inc.

American Standard Financial Services     Illinois              50% Transamerica Joint Ventures,    Finance
                                                               Inc.

Penske Financial Services LLC            Delaware              50% Transamerica Joint Ventures,    Commercial finance
                                                               Inc.

Polaris Acceptance                       Illinois              50% Transamerica Joint Ventures,    Commercial finance
                                                               Inc.

Transamerica Inventory Finance           Delaware              100% TDFC                           Holding company
Corporation ("TIFC")

Transamerica GmbH, Inc.                  Delaware              100% TIFC                           Holding company



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Transamerica                             Netherlands           100% Trans. GmbH, Inc.              Commercial lending in
Fincieringsmaatschappij B.V.                                                                       Europe

BWAC Seventeen, Inc.                     Delaware              100% TIFC                           Holding company

Transamerica Commercial Finance          Ontario               100% BWAC Seventeen, Inc.           Dormant
Canada, Limited

Transamerica Commercial Finance          Canada                100% BWAC Seventeen, Inc.           Commercial finance
Corporation, Canada

Cantrex Group Inc.                       Quebec                76% TACC                            Buying group and retail
                                                                                                   merchant services

2953-9087 Quebec Inc.                    Quebec                100% Cantrex Group, Inc.            Dormant

Corbeil Electrique, Inc.                 Quebec                100% Cantrex Group, Inc.            Dormant

Prestex Marketing, Inc.                  Quebec                100% Cantrex Group, Inc.            Dormant

BWAC Twenty-One, Inc.                    Delaware              100% TIFC                           Holding company

ODBH Ltd/Harley Davidson Acceptance      United Kingdom        100% BWAC Twenty-One, Inc.          Finance

Transamerica Technology Services         United Kingdom        100% TCFL                           Inactive
Limited

Transamerica Commercial Finance          U.K.                  100% Transamerica Commercial        Commercial lending
Limited ("TCFL")                                               Holdings Limited

TDF Credit Insurance Services Limited    U.K.                  100% TCFL                           Credit insurance
                                                                                                   brokerage

Whirlpool Financial Corporation Polska   Poland                100% TCFL                           Inactive - commercial
Spozoo                                                                                             finance

Transamerica Commercial Holdings         U.K.                  33% BWAC Twenty-One Inc.            Holding company
Limited

Transamerica Trailer Leasing Limited     New York              100% Transamerica Commercial        Special purpose
                                                               Holdings Limited                    corporation

Transamerica Distribution Capital        Spain                 100% Transamerica Commercial        Inactive
Services, Iberica                                              Holdings Limited

Transamerica Commercial Finance France   France                100% TIFC                           Factoring company
S.A.

Transamerica GmbH                        Frankfurt,            100% GmbH                           Commercial lending in
                                         Germany                                                   Germany


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Transamerica Retail Financial Services   Delaware              100% TDFC                           Provides retail financing
Corporation ("TRFSC")

Transamerica Bank, NA                    Delaware              100% TRFSC                          Bank

Transamerica Consumer Finance Holding    Delaware              100% TRFSC                          Consumer finance holding
Company ("TCFHC")                                                                                  company

Transamerica Mortgage Company            Delaware              100% TCFHC                          Consumer mortgages

Transamerica Consumer Mortgage           Delaware              100% TCFHC                          Securitization company
Receivables Company

Metropolitan Mortgage Company            Florida               100% TCFHC                          Consumer mortgages

First Florida Appraisal Services, Inc.   Florida               100% Metropolitan Mtg. Co.          Appraisal and inspection
                                                                                                   services

First Georgia Appraisal Services, Inc.   Georgia               100% First FL App. Srvc, Inc.       Appraisal services

Freedom Tax Services, Inc.               Florida               100%. Metropolitan Mtg. Co.         Property tax information
                                                                                                   services

J.J. & W. Advertising, Inc.              Florida               100% Metropolitan Mtg. Co.          Advertising and
                                                                                                   marketing services

J.J. & W. Realty Services, Inc.          Florida               100% Metropolitan Mtg. Co.          To hold problem REO
                                                                                                   properties

Liberty Mortgage Company of  Ft.         Florida               100% Metropolitan Mtg. Co.          No active business/Name
Myers, Inc.                                                                                        holding only

Metropolis Mortgage Company              Florida               100% Metropolitan Mtg. Co.          No active business/Name
                                                                                                   holding only

Perfect Mortgage Company                 Florida               100% Metropolitan Mtg. Co.          No active business/Name
                                                                                                   holding only

Transamerica Vendor Financial Service    Delaware              100% TDFC                           Provides commercial
Corporation                                                                                        leasing

Transamerica Distribution Finance        Mexico                99% TCFC                            Holding company in
Corporation de Mexico S. de R.L. de                                                                Mexican subsidiaries
C.V.

TDF de Mexico S. de R.L. de C.V.         Mexico                99% TDFC Mex                        Service company for
                                                                                                   Whirlpool receivables


Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Transamerica Corporate Services De       Mexico                99% TDFC Mex                        Holds employees
Mexico S. de R.L. de CV

Transamerica Distribution Finance        Mexico                99% TCFC                            Finance company
Factorje S.A. de C.V.

Transamerica Distribution Finance        Illinois              100% TCFC                           Finance company
Insurance Services, Inc.

Transamerica Flood Hazard                Delaware              100% TFC                            Flood Zone certification
Certification, Inc.                                                                                service

Transamerica Home Loan                   California            100% TFC                            Consumer mortgages

Transamerica Lending Company             Delaware              100% TFC                            In liquidation - lending

Transamerica Public Finance, LLC         Delaware              70% TFC                             Financial Services

Transamerica Financial Products, Inc.    California            100% Transamerica Corp.             Investments

Transamerica Insurance Corporation       Iowa                  100% TIHI                           Holding company
("TIC")

Plaza Insurance Sales Inc.               California            100% TIC                            Casualty insurance
                                                                                                   placement

Transamerica Advisors, Inc.              California            100% TIC                            Retail sale of
                                                                                                   investment advisory
                                                                                                   services

Transamerica Annuity Services Corp.      New Mexico            100% TIC                            Performs services
                                                                                                   required for structured
                                                                                                   settlements

Transamerica Financial Advisors, Inc.    Delaware              100% TIC                            Retail sale of
                                                                                                   securities products

Financial Resources Insurance Agency     Texas                 100% Transamerica Fin. Adv.         Retail sale of
of Texas                                                                                           securities products

TBK Insurance Agency of Ohio, Inc.       Ohio                  100% Transamerica Fin Adv.          Variable insurance
                                                                                                   contract sales in state
                                                                                                   of Ohio

Transamerica Financial Resources         Alabama               100% Transamerica Fin. Adv.         Insurance agent & broker
Agency of Alabama, Inc.

Transamerica Financial Resources Ins.    Massachusetts         100% Transamerica Fin. Adv.         Insurance agent & broker
Agency of Massachusetts, Inc.



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Transamerica International Insurance     Delaware              100% TIC                            Holding & administering
Services, Inc. ("TIISI")                                                                           foreign operations

AEGON Canada Inc. ("ACI")                Canada                100% TIHI                           Holding company

Transamerica Life Canada                 Canada                100% ACI                            Life insurance company

Home Loans and Finance Ltd.              U.K.                  100% TIISI                          Inactive

Transamerica Occidental Life Insurance   Iowa                  100% TIC                            Life insurance
Company ("TOLIC")

NEF Investment Company                   California            100% TOLIC                          Real estate development

Transamerica China Investments           Hong Kong             99% TOLIC                           Holding company
Holdings Limited

Transamerica Life Insurance and          N. Carolina           100% TOLIC                          Life insurance
Annuity Company ("TALIAC")

Transamerica Assurance Company           Missouri              100% TALIAC                         Life and disability
                                                                                                   insurance

Gemini Investments, Inc.                 Delaware              100% TALIAC                         Investment subsidiary

Transamerica Life Insurance Company of   New York              100% TOLIC                          Insurance sales
New York

Transamerica South Park Resources, Inc.  Delaware              100% TOLIC                          Market analysis

Transamerica Variable Insurance Fund     Maryland              100% TOLIC                          Mutual Fund

USA Administration Services, Inc.        Kansas                100% TOLIC                          Third party administrator

Transamerica Products, Inc. ("TPI")      California            100% TIC                            Holding company

Transamerica Products I, Inc.            California            100% TPI                            Co-general partner

Transamerica Securities Sales Corp.      Maryland              100% TIC                            Life insurance sales

Transamerica Service Company             Delaware              100% TIC                            Passive loss tax service

Transamerica International RE            Bermuda               100% TAC                            Reinsurance
(Bermuda) Ltd.



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Transamerica Intellitech, Inc.           Delaware              100% TFC                            Real estate information
                                                                                                   and technology services

Transamerica International Holdings,     Delaware              100% TAC                            Holding company
Inc. ("TIHI")

Transamerica Investment Services, Inc.   Delaware              100% TAC                            Investment adviser
("TISI")

Transamerica Income Shares, Inc.         Maryland              100% TISI                           Mutual fund

Transamerica Real Estate Tax Service,    Delaware              100% TFC                            Real estate tax
Inc.                                                                                               reporting and processing
                                                                                                   services

Transamerica Realty Services, Inc.       Delaware              100% TAC                            Real estate investments
("TRS")
Bankers Mortgage Company of CA           California            100% TRS                            Investment management

Pyramid Investment Corporation           Delaware              100% TRS                            Real estate company

The Gilwell Company                      California            100% TRS                            Ground lessee of 517
                                                                                                   Washington Street, San
                                                                                                   Francisco

Transamerica Affordable Housing, Inc.    California            100% TRS                            General partner LHTC
                                                                                                   Partnership

Transamerica Minerals Company            California            100% TRS                            Owner and lessor of oil
                                                                                                   and gas properties

Transamerica Oakmont Corporation         California            100% TRS                            General partner
                                                                                                   retirement properties

Auto Funding Services, LLC               Delaware              100% TBCC                           Commercial lending

TBCC Funding II, L.L.C.                  Delaware              100% TBCC Funding Trust II          Special purpose
                                                                                                   corporation

Private Label Funding LLC                Delaware              100% TBCC Funding Trust II          Special purpose
                                                                                                   corporation

TBCC Funding Trust II                    Delaware              100% TCFCI                          Trust

TBCC Funding I, L.L.C.                   Delaware              100% TBCC Funding I, LLC            Special purpose
                                                                                                   corporation

TBCC Funding Trust I                     Delaware              100% TCFCI                          Trust

Direct Capital Partners, LLC             Delaware              Various members                     Investment banking



Name                                     Jurisdiction of       Percent of Voting Securities
                                         Incorporation         Owned                               Business
Inland Water Transportation LLC          Delaware              100% Direct Capital Partners, L.P.  Finance barges

Direct Capital Partners, L.P.            Delaware              100% Direct Capital Partners, LLC   Investment banking

Transamerica Business Capital            Delaware              100% TCFCI                          Commercial lending
Corporation

Transamerica Technology Finance          Delaware              100% TCFCI                          Commercial lending
Corporation


Item 27. Number of Contract Owners

As of December 31, 2001, there were no Contract owners.

Item 28. Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                --------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

       AFSG Securities Corporation
       4333 Edgewood Road, N.E.
       Cedar Rapids, Iowa 52499-0001

       The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman                       Thomas R. Moriarty
Director and President                Vice President

Frank A. Camp                         Teresa L. Stolba
Secretary                             Assistant Compliance Officer

Lisa Wachendorf                       Linda Gilmer
Director, Vice President and          Controller and Treasurer
Chief Compliance Officer
                                      Priscilla Hechler
                                      Assistant Vice President and Assistant
                                      Secretary

Anne M. Spaes                         Darin D. Smith
Director and Vice President           Vice President and Assistant Secretary

Emily Bates                           Clifton Flenniken
Assistant Treasurer                   Assistant Treasurer


The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 2001, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B, the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I , Separate Account VA J, Separate Account VA K, Separate Account VL A and Legacy Builder Variable Life Separate Account. These accounts are separate accounts of Transamerica Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account C, AUSA Series Life Account, AUSA Series Annuity Account and AUSA Series Annuity Account B. These accounts are separate accounts of AUSA Life Insurance Company, Inc.

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for WRL Series Life Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Company of Ohio.

AFSG Securities Corporation serves as principal underwriter for Transamerica Occidental Life Separate Account VUL-3, Separate Account VA G, Separate Account VA H and Separate Account VA-2L. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA-2LNY. This account is a separate account of Transamerica Life Insurance Company of New York.

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
     (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Life Insurance Company at the address or phone number listed in the Prospectus.

(d) Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 15th day of July, 2002.

                                      SEPARATE ACCOUNT VA L

                                      TRANSAMERICA LIFE INSURANCE
                                      COMPANY
                                      Depositor

                                                                               *
                                      ------------------------------------------
                                      Larry N. Norman
                                      President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                                                    Title                           Date
----------                                                    -----                           ----
                                            *                 Director                                    , 2002
---------------------------------------------                                                 ------------
Christopher H. Garrett

                                            *                 Director                                    , 2002
---------------------------------------------        (Principal Executive Officer)            ------------
Larry N. Norman

         /s/ Craig D. Vermie                                  Director                             July 15, 2002
--------------------------------------------
Craig D. Vermie

                                            *                 Director                                    , 2002
---------------------------------------------                                                 ------------
Arthur C. Schneider

                                            *                 Vice President and                          , 2002
---------------------------------------------                 Corporate Controller            ------------
Robert J. Kontz

                                            *                 Director, Vice President,                   , 2002
---------------------------------------------                 Treasurer and Chief             ------------
Brenda K. Clancy                                              Compliance Officer



*By Craig D. Vermie, Attorney-in-Fact

                                                      Registration No. 333-87792




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 ---------------

                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                TRANSAMERICA PREFERRED ADVANTAGE VARIABLE ANNUITY


                                 ---------------

                                  EXHIBIT INDEX
                                  -------------



Exhibit No.      Description of Exhibit                                Page No.*
-----------      ----------------------                                ---------


(3)(a)(1)        Amendment to Principal Underwriting Agreement

(4)(a)           Form of Policy

(4)(d)           Form of Policy Rider (Beneficiary Earnings
                 Enhancement - Extra)

(4)(f)           Form of Policy Rider (Liquidity Rider)

(5)(a)           Form of Application

(8)(a)           Form of Participation Agreements

(13)             Performance Data Calculations











--------
* Page numbers included only in manually executed original.